EXHIBIT 1

PRESS RELEASE OF SILVERLINE TECHNOLOGIES LIMITED, DATED DECEMBER 20, 2002.


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[GRAPHIC OMITTED][GRAPHIC OMITTED]  SILVERLINE

FOR IMMEDIATE RELEASE


MUMBAI, INDIA AND PISCATAWAY, NJ (DECEMBER 20, 2002): Silverline Technologies (NYSE - SLT; BSE - SLVR) (the "Company") an international software development and integration services firm, today announced the following update on its operational status.

Silverline Technologies Limited (the "Company") announced today that it is nearing completion of its audited Annual Report on Form 20-F for the fiscal year ended March 31, 2002 to be filed with the Securities and Exchange Commission. An unaudited transition report for a three-month period ended June 30, 2002 also will be filed with the Form 20-F because the Company changed its fiscal year from March 31 to June 30. The Company will then promptly distribute its Annual Report to its shareholders in accordance with the rules of the New York Stock Exchange.

The Company had previously filed an extension of the time to file its Annual Report on Form 20-F under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, to November 15, 2002. Due to the late change in the Company's independent auditors for its major subsidiary, Silverline Technologies Inc., and the Christmas holidays, the Company expects to file its Annual Report on Form 20-F in the next four weeks.

On December 2, 2002, Ram Associates, an independent audit firm, was retained to perform the audit for the fiscal year ended March 31, 2002 and for the three-month period ended March 31, 2001. The financial audit for the year ended December 31, 2000 had been performed by Deloitte & Touche LLP ("Deloitte"). The Company would like to thank Deloitte for its past services. While the Company is deeply appreciative of Deloitte's services, the Company's present cost-cutting policies necessitated the change in auditors. The Company welcomes Ram Associates as its new independent auditors.

The Company also announced that on October 29, 2002, Mr. K. Kulathu Subramanian was appointed a Wholetime Director of the Company, and that on December 3, 2002, Dr. Nirmal Jain, then the Company's Vice Chairman of the Board of Directors, President and Chief Executive Officer, resigned from his positions with the Company for personal reasons. Dr. Jain had served in such capacities since August 6, 2002. Ravi Subramanian, the Company's Chairman of the Board of Directors, was appointed Chief Executive Officer by the Board.


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As part of the Company's ongoing operational and financial restructuring, the
Company has also begun new initiatives in Business Process Outsourcing ("BPO") / IT Enabled Services ("ITES") in addition to the applications development and software consulting services. The company also announced that it is in negotiations with major BPO/ ITES vendors in US & Europe and anticipate outsourcing of new projects in these areas from its Software Technology Park ("STP") Centers at Chennai and Thane, India. As a result, the onsite-based activities in New Jersey, USA will be scaled down and the new projects initiatives will be driven from the offshore sites.

The Company has also completed its previously announced Global Depository Receipts ("GDR") issuance on the Luxembourg Stock Exchange. The Company is awaiting completion of regulatory approvals both in India and abroad following the listing of these GDR shares. The Company is expecting to raise up to approximately $17 million from this offering, the proceeds of which will be used for reducing its debt and working capital.

The Company also announced that due to, among other factors, the downturn in the market for information technology services, the Company's share price on the New York Stock Exchange (NYSE) had fallen below the $1.00 minimum requirement, and as a result, the Company is not currently in compliance with the minimum share price continued listing requirements of the NYSE. The NYSE's rules allow for a cure period of six months, subject to certain conditions. However, in the past two weeks, the Company's stock price has been at or above $1.00, and the Company believes that with its new business focus and plan, that its share price will come into compliance with the NYSE's requirements.

ABOUT SILVERLINE


Silverline Technologies Limited (NYSE: SLT and BSE: SLVR) is an international software development and integration services firm.


Silverline provides a comprehensive set of eBusiness consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.


Silverline focuses primarily on Global 2000 clients in key industry sectors, such as automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments and enterprise information portals, as well as in business processes such as customer relationship management (CRM), eProcurement and online marketplaces, channel management and employee enablement.


Silverline delivers its services through a global network of software development centers. At the heart of the network are core offshore centers in Chennai, and Mumbai, in India. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world. Visit Silverline on the World Wide Web at www.silverline.com.


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NOTE: Silverline, the Silverline `S' logo and 'The Power of Approach' are registered trademarks and SeraNova, the SeraNova logo, `i-team and N/able are service marks of Silverline Technologies Ltd. in the United States and other countries. All other trademarks are the property of their owners.


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SAFE HARBOR STATEMENT


Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


For further information please contact:

Investor: IR@silverline.com


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